UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Home Federal Bancorp, Inc. of Louisiana
(Name Of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

43708L 10 8
(CUSIP Number)

James R. Barlow President and Chief Executive Officer Home Federal Bancorp, Inc. of Louisiana 624 Market Street Shreveport, Louisiana 71101 (318) 222-1145
(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

August 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

Page 1 of 3 Pages

_______________________
*
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43708L 10 8	13D/A	Page 2 of 3 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D ("Amendment") is filed by James R. Barlow ("Reporting Person"), as an amendment to the certification with regard to Schedule 13D filed with the Securities and Exchange Commission on October 17, 2016.  This Amendment is being filed solely to include the statement above the Reporting Person's signature which was inadvertently omitted from the electronic filing.

CUSIP No. 43708L 10 8	13D/A	Page 3 of 3 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/James R. Barlow
James R. Barlow
President and Chief Executive Officer

Date: October 17, 2016